UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2019).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date:    January 31, 2019

January 31, 2019

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the Nine Months Ended December 31, 2018 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Takeshi Kunibe

Quarterly Securities Report (Shihanki hokokusho) issuing date: February 14, 2019

Investors meeting presentation for quarterly financial results: Not scheduled

Note:  Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the nine months ended December 31, 2018)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Nine months ended December 31, 2018			¥ 4,391,116	3.0%	¥931,459	(2.9)%	¥637,882	(1.6)%
Nine months ended December 31, 2017			4,263,194	13.5	959,534	18.0	648,125	19.0
Notes:	1.	Comprehensive income:
		(a) for the nine months ended December 31, 2018: ¥ 506,361 million [(55.8)%]
		(b) for the nine months ended December 31, 2017: ¥ 1,146,410 million [ 87.4%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.
			Earnings per share		Earnings per share (Diluted)
Nine months ended December 31, 2018			¥ 456.20		¥ 455.88
Nine months ended December 31, 2017			459.53		459.18
(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
December 31, 2018			¥ 202,000,264		¥ 11,329,806		5.2%
March 31, 2018			199,049,128		11,612,892		5.2%
Notes:	1.	Stockholders’ equity:
		(a) as of December 31, 2018: ¥10,489,347 million (b) as of March 31, 2018: ¥10,390,464 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

	Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2018	¥ —	¥ 80.00	¥ —	¥ 90.00	¥ 170.00
Fiscal year ending March 31, 2019	—	85.00	—
Fiscal year ending March 31, 2019 (Forecast)				85.00	170.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2019)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2019	¥ 700,000	(4.7)%	¥ 501.58

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of December 31, 2018.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: No

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

(4) Number of shares issued (common stock)

	As of December 31, 2018	As of March 31, 2018
(a) Number of shares issued (including treasury stocks)	1,399,401,420 shares	1,414,443,390 shares
(b) Number of treasury stocks	3,802,744 shares	3,884,968 shares

	Nine months ended December 31, 2018	Nine months ended December 31, 2017
(c) Average number of shares issued in the period	1,398,266,235 shares	1,410,405,576 shares

Note on quarterly review process:

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the nine months ended December 31, 2018 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2019 including the period for the nine months ended December 31, 2018. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2018	December 31, 2018

Assets:
Cash and due from banks	¥53,732,582	¥54,231,010
Call loans and bills bought	1,881,879	2,118,486
Receivables under resale agreements	827,892	6,551,830
Receivables under securities borrowing transactions	8,337,700	4,198,050
Monetary claims bought	4,730,770	4,802,198
Trading assets	5,585,591	6,052,262
Money held in trust	1,482	563
Securities	25,712,709	23,009,200
Loans and bills discounted	72,945,934	77,676,936
Foreign exchanges	2,166,190	2,337,080
Lease receivables and investment assets	2,329,431	253,677
Other assets	8,005,807	8,989,642
Tangible fixed assets	3,475,131	1,497,499
Intangible fixed assets	865,584	702,821
Net defined benefit asset	383,418	403,825
Deferred tax assets	27,609	15,653
Customers’ liabilities for acceptances and guarantees	8,575,499	9,621,884
Reserve for possible loan losses	(536,088)	(462,358)

Total assets	¥199,049,128	¥202,000,264

Liabilities:
Deposits	¥116,477,534	¥120,851,481
Negotiable certificates of deposit	11,220,284	10,767,051
Call money and bills sold	1,190,928	1,493,324
Payables under repurchase agreements	5,509,721	11,156,279
Payables under securities lending transactions	7,186,861	1,449,627
Commercial paper	2,384,787	2,544,550
Trading liabilities	4,402,110	4,274,743
Borrowed money	10,829,248	9,004,756
Foreign exchanges	865,640	851,858
Short-term bonds	1,256,600	215,600
Bonds	9,057,683	9,672,246
Due to trust account	1,328,271	1,323,347
Other liabilities	6,348,202	6,828,343
Reserve for employee bonuses	84,046	36,897
Reserve for executive bonuses	3,861	—
Net defined benefit liability	39,982	31,889
Reserve for executive retirement benefits	2,026	1,302
Reserve for point service program	22,244	24,209
Reserve for reimbursement of deposits	17,765	9,134
Reserve for losses on interest repayment	144,763	111,863
Reserves under the special laws	2,397	2,959
Deferred tax liabilities	455,234	366,774
Deferred tax liabilities for land revaluation	30,539	30,330
Acceptances and guarantees	8,575,499	9,621,884

Total liabilities	187,436,236	190,670,457

Net assets:
Capital stock	2,338,743	2,339,443
Capital surplus	758,215	734,634
Retained earnings	5,552,573	5,903,515
Treasury stock	(12,493)	(16,312)

Total stockholders’ equity	8,637,039	8,961,281

Net unrealized gains (losses) on other securities	1,688,842	1,467,420
Net deferred gains (losses) on hedges	(68,543)	(79,756)
Land revaluation excess	37,097	36,496
Foreign currency translation adjustments	36,906	51,356
Accumulated remeasurements of defined benefit plans	59,121	52,548

Total accumulated other comprehensive income	1,753,424	1,528,066

Stock acquisition rights	2,823	2,554
Non-controlling interests	1,219,604	837,904

Total net assets	11,612,892	11,329,806

Total liabilities and net assets	¥199,049,128	¥202,000,264

Sumitomo Mitsui Financial Group, Inc.

    (2) Consolidated statements of income and consolidated statements of comprehensive income

        (Consolidated statements of income)

	Millions of yen

Nine months ended December 31	2017	2018

Ordinary income	¥4,263,194	¥4,391,116
Interest income	1,630,752	1,824,051
Interest on loans and discounts	1,118,367	1,204,451
Interest and dividends on securities	262,245	269,873
Trust fees	2,875	3,344
Fees and commissions	920,809	916,263
Trading income	189,951	139,010
Other operating income	1,342,725	1,339,889
Other income	176,077	168,557
Ordinary expenses	3,303,659	3,459,656
Interest expenses	579,960	835,408
Interest on deposits	211,728	324,817
Fees and commissions payments	142,416	147,228
Trading losses	2,270	3,137
Other operating expenses	1,120,407	1,089,951
General and administrative expenses	1,351,754	1,279,532
Other expenses	106,850	104,398

Ordinary profit	959,534	931,459

Extraordinary gains	628	414
Extraordinary losses	11,047	8,060

Income before income taxes	949,115	923,814

Income taxes	221,282	200,493

Profit	727,832	723,320

Profit attributable to non-controlling interests	79,707	85,438

Profit attributable to owners of parent	¥648,125	¥637,882

(Consolidated statements of comprehensive income)
	Millions of yen

Nine months ended December 31	2017	2018

Profit	¥727,832	¥723,320
Other comprehensive income	418,577	(216,958)
Net unrealized gains (losses) on other securities	420,110	(227,761)
Net deferred gains (losses) on hedges	(11,933)	(3,163)
Land revaluation excess	(0)	—
Foreign currency translation adjustments	2,767	23,042
Remeasurements of defined benefit plans	10,984	(6,365)
Share of other comprehensive income of affiliates	(3,351)	(2,710)

Total comprehensive income	1,146,410	506,361

Comprehensive income attributable to owners of parent	1,044,324	413,125
Comprehensive income attributable to non-controlling interests	102,086	93,236

    (3) Note on going concern

   Not applicable.

    (4) Material changes in stockholders’ equity

   Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the nine months

ended December 31, 2018

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Financial Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of December 31, 2018 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Nine months ended December 31, 2018 (A)	Change (A) - (B)	Nine months ended December 31, 2017 (B)
Consolidated gross profit	1	2,146,833	(95,228)	2,242,061
Net interest income	2	988,643	(62,149)	1,050,792
Trust fees	3	3,344	469	2,875
Net fees and commissions	4	769,035	(9,357)	778,392
Net trading income	5	135,872	(51,809)	187,681
Net other operating income	6	249,937	27,619	222,318
General and administrative expenses	7	(1,279,532)	72,222	(1,351,754)
Equity in gains (losses) of affiliates	8	42,477	2,367	40,110

Consolidated net business profit	9	909,778	(20,639)	930,417

Total credit cost	10	(53,015)	(1,068)	(51,947)
Credit costs	11	(79,605)	(2,713)	(76,892)
Write-off of loans	12	(70,687)	2,872	(73,559)
Provision for reserve for possible loan losses	13	—	—	—
Others	14	(8,917)	(5,584)	(3,333)
Gains on reversal of reserve for possible loan losses	15	18,400	1,338	17,062
Recoveries of written-off claims	16	8,189	308	7,881
Gains (losses) on stocks	17	81,027	(7,970)	88,997
Other income (expenses)	18	(6,330)	1,604	(7,934)

Ordinary profit	19	931,459	(28,075)	959,534

Extraordinary gains (losses)	20	(7,645)	2,774	(10,419)
Gains (losses) on disposal of fixed assets	21	(2,913)	234	(3,147)
Losses on impairment of fixed assets	22	(4,169)	2,661	(6,830)
Income before income taxes	23	923,814	(25,301)	949,115
Income taxes	24	(200,493)	20,789	(221,282)
Profit	25	723,320	(4,512)	727,832
Profit attributable to non-controlling interests	26	(85,438)	(5,731)	(79,707)

Profit attributable to owners of parent	27	637,882	(10,243)	648,125

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.  Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                  + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3. Amounts of Income taxes include Income taxes-deferred.

Number of consolidated subsidiaries and affiliates
		December 31, 2018		March 31, 2018
			Change
Consolidated subsidiaries	28	175	(172)	347
Equity method affiliates	29	118	43	75

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Nine months ended December 31, 2018 (A)	Change (A) - (B)	Nine months ended December 31, 2017 (B)
Gross banking profit	1	1,026,012	(36,297)	1,062,309
Net interest income	2	696,252	(13,137)	709,389
Trust fees	3	1,546	(6)	1,552
Net fees and commissions	4	238,715	2,418	236,297
Net trading income	5	17,307	(26,083)	43,390
Net other operating income	6	72,190	511	71,679

Gains (losses) on bonds	7	2,555	(19,404)	21,959
Expenses (excluding non-recurring losses)	8	(605,138)	1,313	(606,451)
Personnel expenses	9	(244,892)	4,580	(249,472)
Non-personnel expenses	10	(322,809)	(3,132)	(319,677)
Taxes	11	(37,436)	(134)	(37,302)

Banking profit (before provision for general reserve for possible loan losses)	12	420,874	(34,984)	455,858

Gains (losses) on bonds	13	2,555	(19,404)	21,959

Provision for general reserve for possible loan losses	14	—	—	—
Banking profit	15	420,874	(34,984)	455,858
Non-recurring gains (losses)	16	69,154	(33,107)	102,261
Credit costs	17	(3,904)	2,422	(6,326)
Gains on reversal of reserve for possible loan losses	18	34,615	(6,869)	41,484
Recoveries of written-off claims	19	199	152	47
Gains (losses) on stocks	20	58,249	(25,463)	83,712
Gains on sales of stocks	21	68,010	(21,492)	89,502
Losses on sales of stocks	22	(1,200)	580	(1,780)
Losses on devaluation of stocks	23	(8,560)	(4,551)	(4,009)
Other non-recurring gains (losses)	24	(20,007)	(3,352)	(16,655)

Ordinary profit	25	490,028	(68,091)	558,119

Extraordinary gains (losses)	26	(3,743)	2,087	(5,830)
Gains (losses) on disposal of fixed assets	27	(684)	(551)	(133)
Losses on impairment of fixed assets	28	(3,059)	2,637	(5,696)
Income before income taxes	29	486,284	(66,005)	552,289
Income taxes	30	(137,752)	(18,156)	(119,596)

Net income	31	348,532	(84,161)	432,693

Total credit cost (14+17+18+19)	32	30,911	(4,293)	35,204
Provision for general reserve for possible loan losses	33	50,112	24,337	25,775
Write-off of loans	34	(227)	4,499	(4,726)
Provision for specific reserve for possible loan losses	35	(15,778)	(31,265)	15,487
Losses on sales of delinquent loans	36	(3,676)	(2,076)	(1,600)
Provision for loan loss reserve for specific overseas countries	37	281	60	221
Recoveries of written-off claims	38	199	152	47

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated						(%)
	Nine months ended					Nine months ended December 31, 2017 (B)
	December 31, 2018 (A)				Change (A) - (B)
	April 1 - June 30	July 1 - September 30	October 1 - December 31
Interest earned on loans and bills discounted (a)	0.95	0.95	0.93	0.94	(0.04)	0.98
Interest paid on deposits, etc. (b)	0.00	0.00	0.00	0.00	(0.00)	0.00
Interest spread (a) - (b)	0.95	0.95	0.93	0.94	(0.04)	0.98

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.99	0.98	0.97	0.98	(0.04)	1.02
Interest spread (c) - (b)	0.99	0.98	0.97	0.98	(0.04)	1.02

3. Non-performing loans (NPLs) based on the Financial Reconstruction Act

Consolidated				(Billions of yen)
		December 31, 2018		March 31, 2018
			Change from March 31, 2018
Bankrupt and quasi-bankrupt assets	1	86.9	(11.0)	97.9
Doubtful assets	2	412.6	61.7	350.9
Substandard loans	3	212.3	(11.2)	223.5
Total (A)	4	711.8	39.5	672.3

Normal assets	5	91,123.5	5,911.7	85,211.8
Grand total (B)	6	91,835.3	5,951.2	85,884.1
				(%)
NPL ratio (A/B)	7	0.78	0.0	0.78

Amount of direct reduction		148.7	(42.2)	190.9

SMBC non-consolidated				(Billions of yen)
		December 31, 2018		March 31, 2018
			Change from March 31, 2018
Bankrupt and quasi-bankrupt assets	8	74.3	(6.6)	80.9
Doubtful assets	9	357.4	74.0	283.4
Substandard loans	10	68.6	(3.4)	72.0
Total (A)	11	500.3	64.0	436.3

Normal assets	12	89,336.8	3,868.5	85,468.3
Grand total (B)	13	89,837.0	3,932.5	85,904.6
				(%)
NPL ratio (A/B)	14	0.56	0.05	0.51

Amount of direct reduction		94.7	(4.9)	99.7

	Note: NPLs based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated							(Billions of yen)
		December 31, 2018					March 31, 2018
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2018	Gains	Losses
Held-to-maturity securities	1	290.3	1.0	(1.1)	1.0	—	372.5	2.1
Other securities	2	22,413.2	2,076.4	(331.8)	2,339.6	263.2	25,440.2	2,408.2
Stocks	3	3,477.6	1,851.5	(322.1)	1,883.8	32.3	3,889.3	2,173.7
Bonds	4	8,389.3	42.8	(1.5)	46.5	3.6	11,834.2	44.4
Japanese government bonds	5	5,783.0	11.2	(1.3)	13.0	1.8	9,203.0	12.5
Others	6	10,546.3	182.0	(8.1)	409.3	227.2	9,716.7	190.1
Foreign bonds	7	8,094.8	(94.1)	65.3	33.6	127.7	7,157.6	(159.4)
Other money held in trust	8	0.6	—	—	—	—	1.5	—
Total	9	22,704.0	2,077.4	(332.9)	2,340.6	263.2	25,814.1	2,410.3
Stocks	10	3,477.6	1,851.5	(322.1)	1,883.8	32.3	3,889.3	2,173.7
Bonds	11	8,679.6	43.8	(2.7)	47.5	3.6	12,206.6	46.5
Others	12	10,546.9	182.0	(8.1)	409.3	227.2	9,718.1	190.1

SMBC non-consolidated							(Billions of yen)
		December 31, 2018					March 31, 2018
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from Mar. 2018	Gains	Losses
Held-to-maturity securities	13	30.0	0.2	(1.0)	0.2	—	110.1	1.1
Stocks of subsidiaries and affiliates	14	3,560.2	(62.0)	(42.8)	6.1	68.1	3,594.6	(19.2)
Other securities	15	19,942.9	1,747.0	(326.7)	1,992.2	245.2	22,931.1	2,073.7
Stocks	16	3,295.6	1,771.0	(275.6)	1,799.9	28.9	3,639.0	2,046.6
Bonds	17	8,340.8	42.7	(1.6)	46.3	3.6	11,813.6	44.2
Japanese government bonds	18	5,783.0	11.2	(1.3)	13.0	1.8	9,203.0	12.5
Others	19	8,306.5	(66.7)	(49.5)	146.0	212.7	7,478.5	(17.2)
Foreign bonds	20	6,272.0	(85.4)	59.3	27.8	113.2	5,342.5	(144.7)
Total	21	23,533.2	1,685.1	(370.4)	1,998.5	313.4	26,635.7	2,055.5
Stocks	22	3,809.3	1,763.2	(280.3)	1,800.6	37.3	4,238.8	2,043.5
Bonds	23	8,370.8	42.8	(2.5)	46.5	3.6	11,923.7	45.4
Others	24	11,353.0	(120.9)	(87.6)	151.5	272.4	10,473.2	(33.3)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the period. The rest of the securities are valuated at market prices as of the balance sheet date.
	3.

Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 15.9 billion yen and gains of 0.0 billion yen were recognized in the statements of income for the nine months ended December 31, 2018 and for the year ended March 31, 2018, respectively.

	4.	Floating-rate Japanese government bonds which SMBC holds as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25).

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	December 31, 2018		March 31, 2018
		Change from March 31, 2018
Domestic deposits	95,528.8	2,649.7	92,879.1
Individual	47,277.2	1,955.5	45,321.7
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	76,641.4	2,745.2	73,896.2
Domestic offices (excluding offshore banking accounts)	53,676.8	468.7	53,208.1
Overseas offices and offshore banking accounts	22,964.5	2,276.5	20,688.0
6. ROE
Consolidated			(%)
	Nine months ended December 31, 2018		Nine months ended December 31, 2017
		Change
ROE (denominator: Total stockholders’ equity)	9.6	(0.7)	10.3

Note :		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (275 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2